UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 24, 2019
Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)
WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________
Enclosure:   A press release dated April 24, 2019, announcing STMicroelectronics’ 2019 First Quarter Financial Results:

PR No: C2893C

STMicroelectronics Reports 2019 First Quarter Financial Results

●	Q1: Net revenues $2.08 billion; operating margin 10.2%; net income $178 million
●	Cash dividend of $0.24 per common share payable in equal quarterly installments proposed to the 2019 Annual General Meeting of Shareholders
●	Q2 business outlook at mid-point: net revenues up about 2.4% Q/Q and gross margin of about 38.5%

Geneva, April 24, 2019 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported U.S. GAAP financial results for the first quarter ended March 30, 2019. This press release also contains non-U.S. GAAP measures (see Appendix for additional information).

ST reported first quarter net revenues of $2.08 billion, gross margin of 39.4%, operating margin of 10.2%, and net income of $178 million or $0.20 diluted earnings per share.

Jean-Marc Chery, STMicroelectronics President & CEO, commented:

●
“In the first quarter of 2019, revenues and gross margin performed as anticipated, amid softened market dynamics. We maintained a solid level of profitability, with operating margin above 10% and net income of $178 million.

●
“Looking at the second quarter, we plan to return to sequential revenue growth. Our second quarter outlook, at the mid-point, is for net revenues to increase about 2.4%; gross margin is expected to be about 38.5%.

●
“For the full year 2019, we expect net revenues to be in the range of about $9.45 to $9.85 billion. We therefore plan for strong sequential growth in the second half of the year compared with the first half, across the Industrial, Automotive and Personal Electronics end markets. Our revenue expectation is taking into account engaged customer programs, new product introductions, and assumes improving market conditions.

●	“We are moderating our investment plans, with our 2019 CAPEX plan now $1.1 - $1.2 billion, from $1.2 - $1.3 billion initially.
●	“Our objectives in 2019 are to outperform our served market and to deliver sustainable profitability.”

Quarterly Financial Summary (U.S. GAAP)

(US$ m, except per share data)	Q1 2019	Q4 2018	Q1 2018	Q/Q	Y/Y
Net Revenues	$2,076	$2,648	$2,226	-21.6%	-6.7%
Gross Profit	$818	$1,059	$888	-22.8%	-7.9%
Gross Margin	39.4%	40.0%	39.9%	-60 bps	-50 bps
Operating Income	$211	$443	$269	-52.4%	-21.6%
Operating Margin	10.2%	16.8%	12.1%	-660 bps	-190 bps
Net Income	$178	$418	$239	-57.4%	-25.4%
Diluted Earnings Per Share	$0.20	$0.46	$0.26	-56.5%	-23.1%

First Quarter 2019 Summary Review

Net Revenues By Product Group (US$ m)	Q1 2019	Q4 2018	Q1 2018	Q/Q	Y/Y
Automotive and Discrete Group (ADG)	903	967	817	-6.6%	10.5%
Analog, MEMS and Sensors Group (AMS)	552	988	655	-44.1%	-15.7%
Microcontrollers and Digital ICs Group (MDG)	617	689	750	-10.5%	-17.7%
Others	4	4	4	-	-
Total Net Revenues	2,076	2,648	2,226	-21.6%	-6.7%

Net revenues totaled $2.08 billion, representing a year-over-year decrease of 6.7%. On a year-over-year basis, the Company recorded lower sales of Microcontrollers / Memories, Analog and Imaging, partially offset by growth in Power Discrete, Automotive, Digital and MEMS. Year-over-year sales to OEMs and Distribution decreased 2.4% and 13.9%, respectively. On a sequential basis, net revenues decreased 21.6%, 90 basis points lower than the mid-point of the Company’s guidance. All product group revenues declined on a sequential basis.

Gross profit totaled $818 million, representing a year-over-year decrease of 7.9%. Gross margin of 39.4% decreased 50 basis points year-over-year, mainly impacted by sales price pressure including the currency effect on the top line partially offset by improved product mix and manufacturing efficiency. First quarter gross margin was 40 basis points higher than the mid-point of the Company’s guidance.

Operating income decreased 21.6% to $211 million, compared to $269 million in the year-ago quarter. The Company’s operating margin decreased 190 basis points on a year-over-year basis to 10.2% of net revenues, compared to 12.1% in the 2018 first quarter.

By product group, compared with the year-ago quarter:
Automotive and Discrete Group (ADG):
●	Revenue increased in both Automotive and Power Discrete.
●	Operating profit increased by 6.2% to $95 million. Operating margin was 10.6% compared to 11.0%.
Analog, MEMS and Sensors Group (AMS):
●	Revenue grew in MEMS, while both Analog and Imaging decreased double-digits.
●	Operating profit decreased by 33.4% to $43 million. Operating margin was 7.8% compared to 9.8%.

Microcontrollers and Digital ICs Group (MDG):
●	Revenue grew in Digital ICs, while Microcontrollers / Memories decreased double-digits.
●	Operating profit decreased by 43.6% to $83 million. Operating margin was 13.4% compared to 19.5%.

Net income and diluted earnings per share decreased to $178 million and $0.20, respectively, compared to $239 million and $0.26, respectively, in the year-ago quarter.

Cash Flow and Balance Sheet Highlights

				Trailing 12 Months
(US$ m)	Q1 2019	Q4 2018	Q1 2018	Q1 2019	Q1 2018(1)	TTM Change
Net cash from operating activities	341	656	455	1,730	1,844	-6.2%
Free cash flow (non-U.S. GAAP)	(67)	363	95	370	342	8.2%
(1)
Q1 2018 trailing 12 months includes 2017 amounts that have been adjusted to reflect the reclassification as operating cash flows of the implied interest paid in the settlement of our convertible bonds.

Capital expenditure payments, net of proceeds from sales, were $322 million in the first quarter. In the year-ago quarter, capital expenditures, net, were $351 million.

Inventory at the end of the quarter was $1.77 billion, up from $1.56 billion in the prior quarter. Day sales of inventory at quarter-end was 124 days compared to 88 days in the prior quarter.

After the cash outflow of $76 million for the acquisition of 55% of Norstel’s share capital, free cash flow (non-U.S. GAAP) was negative $67 million in the first quarter, compared to positive $95 million in the year-ago quarter.

In the first quarter, the Company paid cash dividends totaling $54 million and executed a $61 million share buy-back as part of its ongoing program.

ST’s net financial position (non-U.S. GAAP) was $510 million at March 30, 2019 compared to $686 million at December 31, 2018 and reflected total liquidity of $2.70 billion and total financial debt of $2.19 billion.

Business Outlook

The Company’s guidance for the 2019 second quarter is:
●	Net revenues are expected to increase about 2.4% sequentially, plus or minus 350 basis points;
●	Gross margin of about 38.5%, plus or minus 200 basis points;
●	This outlook is based on an assumed effective currency exchange rate of approximately $1.14 = €1.00 for the 2019 second quarter and includes the impact of existing hedging contracts.
●	The second quarter will close on June 29, 2019.
In 2019, ST’s CAPEX is expected to be approximately $1.1 to $1.2 billion.

Conference Call and Webcast Information

STMicroelectronics will conduct a conference call with analysts, investors and reporters to discuss its first quarter 2019 financial results and current business outlook today at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET). A live webcast (listen-only mode) of the conference call will be accessible at ST’s website, http://investors.st.com, and will be available for replay until May 10, 2019.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies.

See the Appendix of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking Information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

●	Changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;
●	Uncertain macro-economic and industry trends, which may impact end-market demand for our products;
●	Customer demand that differs from projections;
●	The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
●
Changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;

●	Unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
●
The Brexit vote and the perceptions as to the impact of the withdrawal of the U.K. may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere. While we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

●	Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
●	The loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third party manufacturing providers;
●	Availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations;
●
The functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

●
Theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global and local privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”);

●	The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
●
Changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

●	Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
●	The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
●	Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
●	Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
●	Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and
●
The ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2018, as filed with the SEC on February 28, 2019. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

About STMicroelectronics

ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices.
By getting more from technology to get more from life, ST stands for life.augmented.
In 2018, the Company’s net revenues were $9.66 billion, serving more than 100,000 customers worldwide.
Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Céline Berthier
Group VP, Investor Relations
Tel: +41 22 929 58 12
celine.berthier@st.com

MEDIA RELATIONS:
Alexis Breton
Corporate External Communications
STMicroelectronics
Tel: + 33 6 59 16 79 08
alexis.breton@st.com

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Three months ended
	March 30,	March 31,
	2019	2018
	(Unaudited)	(Unaudited)

Net sales	2,071	2,214
Other revenues	5	12
NET REVENUES	2,076	2,226
Cost of sales	(1,258)	(1,338)
GROSS PROFIT	818	888
Selling, general and administrative	(272)	(265)
Research and development	(368)	(349)
Other income and expenses, net	33	16
Impairment, restructuring charges and other related closure costs	-	(21)
Total operating expenses	(607)	(619)
OPERATING INCOME	211	269
Interest income (expense), net	2	(3)
Other components of pension benefit costs	(3)	(3)
Income (loss) on equity-method investments	1	-
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	211	263
Income tax expense	(32)	(22)
NET INCOME	179	241
Net income attributable to noncontrolling interest	(1)	(2)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	178	239

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.20	0.27
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.20	0.26

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	903.0	914.7

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	March 30,	December 31,	March 31,
In millions of U.S. dollars	2019	2018	2018
	(Unaudited)	(Audited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	2,307	2,266	1,791
Restricted cash	60	-	-
Short-term deposits	-	-	14
Marketable securities	331	330	429
Trade accounts receivable, net	1,102	1,277	1,042
Inventories	1,765	1,562	1,435
Other current assets	454	419	449
Total current assets	6,019	5,854	5,160
Goodwill	163	121	125
Other intangible assets, net	291	212	205
Property, plant and equipment, net	3,740	3,495	3,371
Non-current deferred tax assets	659	672	632
Long-term investments	62	61	58
Other non-current assets	455	452	517
	5,370	5,013	4,908
Total assets	11,389	10,867	10,068

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	173	146	119
Trade accounts payable	895	981	979
Other payables and accrued liabilities	950	874	940
Dividends payable to stockholders	6	60	6
Accrued income tax	44	59	41
Total current liabilities	2,068	2,120	2,085
Long-term debt	2,015	1,764	1,593
Post-employment benefit obligations	381	385	393
Long-term deferred tax liabilities	14	14	12
Other long-term liabilities	298	160	216
	2,708	2,323	2,214
Total liabilities	4,776	4,443	4,299
Commitment and contingencies
Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 911,174,420 shares issued, 894,412,291 shares outstanding)	1,157	1,157	1,157
Capital surplus	2,881	2,843	2,743
Retained earnings	2,169	1,991	1,212
Accumulated other comprehensive income	474	509	724
Treasury stock	(202)	(141)	(132)
Total parent company stockholders’ equity	6,479	6,359	5,704
Noncontrolling interest	134	65	65
Total equity	6,613	6,424	5,769
Total liabilities and equity	11,389	10,867	10,068

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q1 2019	Q4 2018	Q1 2018

Net Cash from operating activities	341	656	455
Net Cash used in investing activities	(408)	(284)	(374)
Net Cash from (used in) financing activities	173	60	(54)
Net Cash increase	101	431	32

Selected Cash Flow Data (in US$ millions)	Q1 2019	Q4 2018	Q1 2018

Depreciation & amortization	206	212	185
Net payment for Capital expenditures	(322)	(279)	(351)
Dividends paid to stockholders	(54)	(54)	(54)
Change in inventories, net	(215)	18	(84)

Appendix
STMicroelectronics
Supplemental Financial Information
	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
Net Revenues By Market Channel (%)
Total OEM	66%	69%	68%	61%	63%
Distribution	34%	31%	32%	39%	37%

€/$ Effective Rate	1.16	1.17	1.18	1.19	1.18

Product Group Data (US$ m)
Automotive & Discrete Group (ADG)
- Net Revenues	903	967	901	870	817
- Operating Income	95	141	116	84	90
Analog, MEMS & Sensors Group (AMS)
- Net Revenues	552	988	899	613	655
- Operating Income	43	202	157	64	64
Microcontrollers & Digital ICs Group (MDG)
- Net Revenues	617	689	719	782	750
- Operating Income	83	122	119	159	146
Others (a)
- Net Revenues	4	4	3	4	4
- Operating Income (Loss)	(10)	(22)	6	(18)	(31)
Total
- Net Revenues	2,076	2,648	2,522	2,269	2,226
- Operating Income	211	443	398	289	269

(a)
Net revenues of Others includes revenues from sales assembly services and other revenue. Operating income (loss) of Others includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, management reorganization costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. Others includes:

(US$ m)	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
Unused Capacity Charges	1	-	-	-	1
Impairment & Restructuring Charges	-	2	-	-	21

(Appendix – continued)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.
Operating income (loss) before impairment and restructuring charges and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST and other one-time items, net of the relevant tax impact.
The Company believes that these non-U.S. GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.
(US$ m, except earnings per share data)	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
U.S. GAAP Net Earnings	178	418	369	261	239
U.S. GAAP Earnings Per Share	0.20	0.46	0.41	0.29	0.26
Impairment & Restructuring	-	2	-	-	21
Estimated Income Tax Effect	-	-	-	-	(3)
Non-U.S. GAAP Net Earnings	178	420	369	261	257
Non-U.S. GAAP Earnings Per Share	0.20	0.46	0.41	0.29	0.28

(Appendix – continued)
Net financial position (non-U.S. GAAP measure): resources (debt), represents the balance between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, restricted cash, short-term deposits and marketable securities, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash and cash equivalents, restricted cash, short-term deposits and marketable securities and the total level of our financial indebtedness.

(US$ m)	Mar 30 2019	Dec 31 2018	Sep 29 2018	Jun 30 2018	Mar 31 2018
Cash and cash equivalents	2,307	2,266	1,835	1,683	1,791
Restricted Cash	60	-	-	-	-
Short term deposits	-	-	8	15	14
Marketable securities	331	330	328	429	429
Total liquidity	2,698	2,596	2,171	2,127	2,234
Short-term debt	(173)	(146)	(117)	(118)	(119)
Long-term debt	(2,015)	(1,764)	(1,607)	(1,598)	(1,593)
Total financial debt	(2,188)	(1,910)	(1,724)	(1,716)	(1,712)
Net financial position	510	686	447	411	522

Free cash flow (non-U.S. GAAP measure) is defined as net cash from operating activities minus net cash from (used in) investing activities, excluding payment for purchases (proceeds from the sale of) marketable securities and short-term deposits. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.
(US$ m)	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
Net cash from operating activities	341	656	373	360	455
Net cash used in investing activities	(408)	(284)	(152)	(401)	(374)
Payment for purchase and proceeds from sale of marketable securities, and investment in short-term deposits	-	(9)	(107)	1	14
Free cash flow	(67)	363	114	(40)	95

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
STMicroelectronics N.V.

Date: April 24, 2019	By:	/s/ Lorenzo Grandi

	Name:	Lorenzo Grandi
	Title:	Chief Financial Officer President, Finance, Infrastructure and Services